Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

March 6, 2013

Dear Valued Customer:

As previously disclosed to you by notice dated January 7, 2013, we have determined that our audited financial statements for the years ended December 31, 2011, 2010, and 2009 prepared in accordance with accounting standards generally accepted in the United States, or “GAAP,” (the “Previously Issued Financial Statements”), should be restated to correct certain errors. Management evaluated these errors, determined that they had a material impact on the Previously Issued Financial Statements, and indicated that the Previously Issued Financial Statements should no longer be relied upon. The restated GAAP financial statements, which will correct the errors in the Previously Issued Financial Statements, are not completed at this time.

We prepare our financial statements both in accordance with GAAP, and with statutory accounting principles, as prescribed or permitted by our state insurance regulators. As described more fully below, we make our unaudited financial statements prepared in accordance with statutory accounting principles available on our public website. We are providing this notice to you to:

•	list some of the major differences between GAAP accounting and statutory accounting practices
•	explain how you can access our statutory financial statements either via the internet or by contacting us
•	reaffirm that you may continue to exercise your contract rights while we complete the preparation of the corrected GAAP financial statements.

The discussion of our financial results contained in this notice has been prepared by management and represents management’s current assessment of the results, which have not been audited or reviewed by our independent registered public accounting firm.

Statutory Financial Statements

The errors in our Previously Issued Financial Statements are not expected to have a material impact on our statutory financial results for any of the periods noted. As described above, we prepare financial statements on the basis of statutory accounting principles, which are predominately promulgated by the National Association of Insurance Commissioners, for use by state insurance regulators who are responsible for regulating insurance company solvency and other matters. Statutory accounting practices are principally designed to allow state insurance regulators and contractowners to determine if an insurance company can pay its claims at present, while GAAP financial statements are among other things, used by investors to determine if the business of the insurance company is profitable and to assess its financial condition.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company

(PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

March Notice-PLIC

Statutory accounting practices differ from GAAP accounting practices. The following statutory accounting practices constitute major differences from GAAP practices:

•	The costs related to acquiring business, principally commissions and certain policy issue expenses are charged to income in the year incurred.
•	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized.
•	Bonds are primarily carried at amortized cost.
•	For individual non-participating term life policies, premiums are recognized at the anniversary date.
•	For universal life and annuity contracts, premiums or deposits are recognized as revenue when paid, and withdrawals are recognized as surrender benefits.
•	Statutory reserve assumptions are generally more conservative.
•	Assets and liabilities are reported net of reinsurance balances.
•

The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principle (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10 (“SSAP No. 101”) and changes in deferred income taxes are recorded through surplus. The realization of any resulting deferred tax asset is limited based on certain criteria in accordance with SSAP No. 101.

The Company’s unaudited statutory financial statements are not prepared for use by investors and contractowners to make investment decisions. The Company is highlighting the availability of the unaudited statutory financial statements to you since current GAAP financial information is not yet available. The Company’s statutory financial statements are not a replacement for GAAP financial information. Variances between the Company’s statutory financial information and GAAP financial information are likely to be material.

The Company’s unaudited statutory financial statements for the year ended December 31, 2012, as well as for the years ended December 31, 2011, 2010 and 2009 are available on our public website, www.phoenixwm.com at http://phx.corporate-ir.net/phoenix.zhtml?c=97632&p=irol-statstatement. You may also request copies free of charge by contacting us at 1-800-541-0171.

What This Means To You

We know it is important for you to understand how the restatement may affect you. Management of the Company believes that the errors which are being corrected in the restatement are not expected to have any material effect on our ability to perform our obligations to you under your contract and you may continue to make transactions according to the terms and conditions of your contract.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

Where to Get More Information

We file certain information with the SEC. This information is available free of charge by contacting us at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056 or by telephone at 860-403-7100. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request.

This notice should be retained with your prospectus for future reference. If you have any questions, please contact us at 1-800-541-0171.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company

(PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

March Notice-PLIC

This notice may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to trends in, or representing management’s beliefs about, future developments affecting us and our future transactions, strategies, operations and financial results, and often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning trends and future developments and their potential effects on us. They are not guarantees of future developments or performance. Actual developments and our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC and the risk that we may be unable to complete and make available our restated financial results in the anticipated time frame. We do not undertake or plan to update or revise forward-looking statements to reflect actual developments, results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this notice, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this notice, such statements or disclosures will be deemed to modify or supersede such statements in this notice to the extent incorporated by reference herein.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company

(PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in

CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

March Notice-PLIC	BPD38674

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